                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                         CIBER, INC. SAVINGS 401(k) PLAN
                              (Full title of plan)


                                   CIBER, INC.
            5251 DTC PARKWAY, SUITE 1400, GREENWOOD VILLAGE, COLORADO 80111 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION

The financial statements and schedule of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 2000 prepared in accordance with the financial reporting requirements of ERISA along with the independent auditors' report thereon, is provided beginning on page F-1 attached hereto.

                                     EXHIBIT

23.1 Consent of KPMG LLP


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CIBER, INC. SAVINGS 401(k) PLAN
                                           (Name of Plan)


Dated: June 22, 2001                       By:  /s/ CHRISTOPHER L. LOFFREDO
                                                ---------------------------

                                           Christopher L. Loffredo
                                           V.P./CHIEF ACCOUNTING OFFICER
                                           CIBER, Inc.
                                           PLAN ADMINISTRATOR

                         CIBER, INC. SAVINGS 401(k) PLAN

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                       PAGE
Independent Auditors' Report                                                                           F - 2

Statements of Net Assets Available for Benefits,
     December 31, 2000 and 1999                                                                        F - 3

Statements of Changes in Net Assets Available for Benefits,
     Years ended December 31, 2000 and 1999                                                            F - 4

Notes to Financial Statements                                                                          F - 5

SUPPLEMENTAL SCHEDULE

Schedule H, line 4i - Schedule of Assets (Held At End of Year)
     December 31, 2000                                                                                 F - 9

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
CIBER, Inc. Savings 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CIBER, Inc. Savings 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in those net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                    KPMG LLP


Denver, Colorado
May 18, 2001

                         CIBER, INC. SAVINGS 401(k) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999

                                                              2000                   1999
                                                          ------------            -----------
 Investments, at fair value:
     CIBER, Inc. common stock                             $  5,931,932             27,762,275
     Mutual funds                                          107,573,202                   --
     Insurance company accounts                                479,104            126,570,400
     Participant loans                                       1,908,213              1,903,488
                                                          ------------            -----------
             Net assets available for benefits            $115,892,451            156,236,163
                                                          ============            ===========


 See accompanying notes to financial statements.

                         CIBER, INC. SAVINGS 401(k) PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2000 and 1999

                                                                   2000                      1999
                                                              ---------------            -----------
Additions to net assets attributed to:
    Net appreciation (depreciation )
       in fair value of investments                           $   (48,059,197)            21,346,712
    Dividend income                                                 7,619,115                     --
    Interest income                                                   190,537                169,435
                                                              ---------------            -----------
            Total investment income (loss)                        (40,249,545)            21,516,147
                                                              ---------------            -----------
    Contributions:
       Participants, including rollovers                           23,726,502             29,412,517
       Employer                                                     3,738,437              5,086,877
                                                              ---------------            -----------
            Total contributions                                    27,464,939             34,499,394
                                                              ---------------            -----------
    Other                                                              16,225                  8,554
    Transfers of assets from merged plans                                  --              3,463,600
                                                              ---------------            -----------
            Total additions                                      (12,768,381)             59,487,695
                                                              ---------------            -----------
Deductions from net assets attributed to:
    Distributions to participants                                  25,929,639             15,544,291
    Loan fees                                                          10,750                  4,500
    Transfer of assets to other plan                                1,634,942                     --
                                                              ---------------            -----------
            Total deductions                                       27,575,331             15,548,791
                                                              ---------------            -----------

            Net increase (decrease)                               (40,343,712)            43,938,904

Net assets available for benefits:
    Beginning of year                                             156,236,163            112,297,259
                                                              ---------------            -----------
    End of year                                               $   115,892,451            156,236,163
                                                              ===============            ===========

See accompanying notes to financial statements.

                         CIBER, INC. SAVINGS 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(1)    DESCRIPTION OF THE PLAN

       The following description of the CIBER, Inc. Savings 401(k) Plan (the
       Plan) provides only general information. For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which are available from the plan administrator.

       (a)    GENERAL

              The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (CIBER or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    CONTRIBUTIONS AND VESTING

              Participants may contribute up to 15% of pre-tax annual compensation. Contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers). Participants can change their contribution percentage at any time. Company contributions are based on the participant's years of service and the participant's contribution. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of service. At December 31, 2000 and 1999 unallocated forfeited accounts totaled $406,065 and $485,534, respectively. Forfeitures are used to reduce future employer contributions. In 2000 and 1999, employer contributions were reduced by $1,398,067 and $779,704, respectively, from forfeited accounts.

       (c)    INVESTMENT OPTIONS

              Great-West Life & Annuity Insurance Company (Great-West) is the custodian and recordkeeper for the Plan. The Plan's assets are invested in various investment options offered by Great-West and in CIBER, Inc. common stock, as directed by the participants. Participants may invest their account balance in the various investment options in 1% increments. Participants may change their investments options on a daily basis.

              Through July 28, 2000, under a group fixed and variable annuity contract, participants invested in the Future Funds Series Account II of Great-West, which was a separate account of Great-West. The separate account had various investment divisions that invested in mutual funds. On July 28, 2000, the plan restructured its investment options to eliminate the Great-West separate account and provide direct investment into various mutual funds. Participants could also invest in guaranteed certificate funds that invest in the Great-West general account. On July 28, 2000, the guaranteed certificate funds were closed to new contributions.

                         CIBER, INC. SAVINGS 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


        (d)   DISTRIBUTIONS AND LOANS

              Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death. Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited. For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status and participant elections. Distributions are recorded when paid. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested Employee Account balance. Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1%. Loans are generally repaid through payroll deductions. Loans require minimum per paycheck payment amounts. Loans must be repaid within 5 years, except that the plan administrator may approve a longer term for loans to acquire a principal residence. Participants pay a loan fee of $50 per loan to Great-West.

       (e)    EXPENSES

              Great-West provides certain record keeping and other administrative services to the Plan. These services are paid for by the Plan through a daily variable asset charge that reduces the investment income earned by the Great-West accounts. The annualized variable asset charge is equal to .25% of the fair value of Great-West accounts, excluding CIBER, Inc. common stock. For participants with account balances greater than $50,000, Great-West provides an annual Bonus Addition. Bonus Additions of $16,225 and $8,554 were added to accounts in 2000 and 1999, respectively. Effective July 28, 2000, the variable asset charge and the Bonus Addition were eliminated. The Company pays for those Plan expenses not borne by the Plan.

       (f)    PLAN TERMINATION

              Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    INVESTMENTS

              Investments are stated at fair value. The fair value of marketable securities is determined based on quoted market values. The fair value of insurance company accounts is generally determined based on the market values of the securities included in the underlying funds. Participant loans are valued at cost, which approximates fair value. Investment transactions are recorded on the date of purchase or sale (trade-date).

                         CIBER, INC. SAVINGS 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


        (c)   USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from the estimates.

(3)    INVESTMENTS

       Investments greater than 5% of net assets at December 31, were:

                                                                              FAIR VALUE
                                                                 -------------------------------------
                                                                      2000                 1999
                                                                 ---------------      ----------------
    CIBER Stock                                               $       5,931,932           27,762,275
    Maxim Money Market                                                9,929,526           12,729,782
    American Century Ultra Inv                                       13,603,227           17,524,270
    Maxim Aggressive Profile II                                      11,921,528                  N/A
    Maxim Moderately Aggressive Profile II                           10,590,792                  N/A
    AIM Constellation A                                               8,133,320                  N/A
    Janus Twenty                                                      6,732,949                  N/A
    Profile Series I                                                        N/A           13,657,502
    Profile Series II                                                       N/A           11,593,142

    N/A - Information is not applicable

       Net appreciation (depreciation) in fair value of investments for the years ended December 31, including realized gains and losses, was as follows:

                                                        2000                  1999
                                                   ----------------      ----------------
    CIBER, Inc. common stock                       $  (23,886,004)              196,940
    Mutual funds                                      (19,491,352)                    -
    Insurance company accounts                         (4,681,841)           21,149,772
                                                   ----------------      ----------------
                                                   $  (48,059,197)           21,346,712
                                                   ================      ================

(4)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, the trust is tax exempt under the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan continues to qualify under the IRC.

                         CIBER, INC. SAVINGS 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(5)    TRANSFERS OF ASSETS FROM MERGED PLANS

       CIBER has acquired the outstanding common stock of certain companies that had their own defined contribution type plans. During 1999, certain of these plans were merged with the Plan and their respective assets were transferred into the Plan.

(6)    TRANSFER OF ASSETS TO OTHER PLAN

       During 2000, the ownership of Agilera, Inc. changed such that Agilera was no longer a subsidiary of CIBER. Agilera employees stopped participating in the Plan. Agilera formed their own 401k plan and the account balances of the Agilera employees were transferred to this plan.

                         CIBER, INC. SAVINGS 401(k) PLAN

         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2000

    IDENTITY                                         DESCRIPTION                                      CURRENT VALUE
    --------------------------------------------     --------------------------------------------     ------------------
    Great-West Guaranteed Certificate                March 31, 2001               4.85%                 $          4,955
    Great-West Guaranteed Certificate                June 30, 2001                4.75%                            5,278
    Great-West Guaranteed Certificate                September 30, 2001           4.35%                            7,537
    Great-West Guaranteed Certificate                December 31, 2001            4.25%                           60,011
    Great-West Guaranteed Certificate                March 31, 2002               4.70%                           23,110
    Great-West Guaranteed Certificate                June 30, 2002                5.20%                           92,300
    Great-West Guaranteed Certificate                September 30, 2002           5.35%                           70,701
    Great-West Guaranteed Certificate                December 31, 2002            5.80%                           41,251
    Great-West Guaranteed Certificate                March 31, 2003               6.20%                           18,287
    Great-West Guaranteed Certificate                June 30, 2003                6.25%                           10,465
    Great-West Guaranteed Certificate                March 31, 2001               4.75%                               77
    Great-West Guaranteed Certificate                June 30, 2001                5.25%                               97
    Great-West Guaranteed Certificate                September 30, 2001           5.45%                               91
    Great-West Guaranteed Certificate                December 31, 2001            5.05%                              808
    Great-West Guaranteed Certificate                March 31, 2002               5.50%                              491
    Great-West Guaranteed Certificate                June 30, 2002                5.75%                              859
    Great-West Guaranteed Certificate                September 30, 2002           5.35%                            1,273
    Great-West Guaranteed Certificate                December 31, 2002            5.00%                            1,747
    Great-West Guaranteed Certificate                March 31, 2003               5.05%                            1,859
    Great-West Guaranteed Certificate                June 30, 2003                4.80%                            2,062
    Great-West Guaranteed Certificate                September 30, 2003           4.60%                            2,227
    Great-West Guaranteed Certificate                December 31, 2003            4.35%                            1,696
    Great-West Guaranteed Certificate                March 31, 2004               4.90%                            1,538
    Great-West Guaranteed Certificate                June 30, 2004                5.45%                            5,554
    Great-West Guaranteed Certificate                September 30, 2004           5.50%                            2,240
    Great-West Guaranteed Certificate                December 31, 2004            6.05%                              858
    Great-West Guaranteed Certificate                March 31, 2005               6.35%                              799
    Great-West Guaranteed Certificate                June 30, 2005                6.35%                              399
    Great-West Guaranteed Certificate                March 31, 2003               5.00%                              151
    Great-West Guaranteed Certificate                June 30, 2003                5.50%                           10,643
    Great-West Guaranteed Certificate                September 30, 2003           5.65%                              604
    Great-West Guaranteed Certificate                December 31, 2003            5.20%                            8,664
    Great-West Guaranteed Certificate                March 31, 2004               5.75%                            9,429
    Great-West Guaranteed Certificate                June 30, 2004                6.00%                            5,581
    Great-West Guaranteed Certificate                September 30, 2004           5.50%                            1,462
    Great-West Guaranteed Certificate                December 31, 2004            5.10%                            3,718
    Great-West Guaranteed Certificate                March 31, 2005               5.10%                            3,285
    Great-West Guaranteed Certificate                June 30, 2005                4.85%                            3,500
    Great-West Guaranteed Certificate                September 30, 2005           4.75%                            7,258
    Great-West Guaranteed Certificate                December 31, 2005            4.50%                            4,390
    Great-West Guaranteed Certificate                March 31, 2006               5.05%                            5,664
    Great-West Guaranteed Certificate                June 30, 2006                5.65%                           14,226
    Great-West Guaranteed Certificate                September 30, 2006           5.95%                            4,986
    Great-West Guaranteed Certificate                December 31, 2006            6.20%                           20,356
    Great-West Guaranteed Certificate                March 31, 2007               6.50%                            3,329
    Great-West Guaranteed Certificate                June 30, 2007                6.45%                            1,517
    Cash - Employer Stock Awaiting Purchase                                                                       11,771

                                   (continued)

                         CIBER, INC. SAVINGS 401(k) PLAN

   SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

                                DECEMBER 31, 2000

    IDENTITY                                          DESCRIPTION                                     CURRENT VALUE
    --------------------------------------------     --------------------------------------------     ------------------
    CIBER, Inc. common stock                          Common Stock                                    $      5,931,932
    Lord Abbett Bond- Debenture A                     Mutual Fund                                                5,680
    Invesco Select Income Inv                         Mutual Fund                                            2,045,738
    Maxim Money Market                                Mutual Fund                                            9,523,461
    Maxim Money Market-forfeitures                    Mutual Fund                                              406,065
    Invesco European Inv                              Mutual Fund                                              647,605
    Fidelity Advisor Overseas T                       Mutual Fund                                            1,110,050
    T. Rowe Price New Asia                            Mutual Fund                                              783,689
    Janus Worldwide                                   Mutual Fund                                            2,175,612
    Putnam Global Growth A                            Mutual Fund                                            3,963,076
    AIM Charter Fund A                                Mutual Fund                                            3,505,661
    Fidelity Advisor Growth Opportunities T           Mutual Fund                                            4,486,017
    MFS Capital Opportunities A                       Mutual Fund                                              179,846
    Invesco Blue Chip Growth Inv                      Mutual Fund                                              533,825
    Janus Twenty                                      Mutual Fund                                            6,732,949
    American Century Ultra Inv                        Mutual Fund                                           13,603,227
    AIM Weingarten A                                  Mutual Fund                                            4,732,316
    American Century Income & Growth Adv              Mutual Fund                                            5,039,377
    Legg Mason Value Institutional                    Mutual Fund                                               91,969
    AIM Constellation A                               Mutual Fund                                            8,133,320
    American Century Equity Income Inv                Mutual Fund                                              336,371
    Maxim Aggressive Profile II                       Mutual Fund                                           11,921,528
    Maxim Conservative Profile II                     Mutual Fund                                              223,752
    Maxim Moderately Aggressive Profile II            Mutual Fund                                           10,590,792
    Maxim Moderately Conservative Profile II          Mutual Fund                                            1,068,564
    Maxim Moderate Profile II                         Mutual Fund                                            3,551,558
    Dreyfus Emerging Leaders                          Mutual Fund                                            3,131,969
    Lord Abbett Developing Growth A                   Mutual Fund                                            1,445,613
    Vanguard 500 Index                                Mutual Fund                                            5,656,063
    Invesco Financial Services Inv                    Mutual Fund                                            1,185,387
    American Century Real Estate Adv                  Mutual Fund                                              168,510
    Dreyfus Premier Technology Growth A               Mutual Fund                                              377,075
    MFS Utilities A                                   Mutual Fund                                              216,537
    Participant loans                                 7.0% to 10.5%                                          1,908,213
                                                                                                      ------------------
                                                                                                      $    115,892,451
                                                                                                      ==================

    See accompanying independent auditors' report.